Exhibit 99.1

Canadian Solar Inc. Announces Results of 2026 Annual Meeting of Shareholders

KITCHENER, Ontario, July 2, 2026 – Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ: CSIQ) today announced that it held its Annual Meeting of Shareholders on June 30, 2026. Each of the proposals submitted for shareholder approval was approved. Specifically, the shareholders approved:

1.	The election of Shawn (Xiaohua) Qu, Harry E. Ruda, Andrew L.C. Wong, Lauren C. Templeton, Leslie Chang, Colin Parkin, and Yuan Z. Qu each as a director of the Company until the next annual meeting of shareholders of the Company or until their successors are elected or appointed;

2.	The re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the auditors of the Company until the close of the next annual meeting of shareholders of the Company or until its successor is appointed, and the authorization of the directors of the Company to fix the auditors’ remuneration.

About Canadian Solar Inc.

Canadian Solar is one of the world's largest solar technology and renewable energy companies. Founded in 2001 and headquartered in Kitchener, Ontario, the Company is a leading manufacturer of solar photovoltaic modules; provider of solar energy and battery energy storage solutions; and developer, owner, and operator of utility-scale solar power and battery energy storage projects — delivering solar, storage, system integration and long-term operation under a single accountable partner. Over the past 25 years, Canadian Solar has successfully delivered nearly 177 GW of premium-quality, solar photovoltaic modules to customers across the world. Through its subsidiary e-STORAGE, Canadian Solar had shipped over 20 GWh of battery energy storage solutions to global markets as of March 31, 2026, and had a $3.5 billion contracted backlog as of May 8, 2026. In North America, Canadian Solar operates local manufacturing to meet tariff and compliance requirements and safeguard on-schedule project delivery. Since entering the project development business in 2010, Canadian Solar has developed, built, and connected approximately 12.2 GWp of solar power projects and 6.4 GWh of battery energy storage projects globally. Its geographically diversified project development pipeline includes 24 GWp of solar and 81 GWh of battery energy storage capacity in various stages of development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Canadian Solar Inc. Contact

Wina Huang

Investor Relations

Canadian Solar Inc.

investor@canadiansolar.com